Xinxu Copper Industry Technology Limited

2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

VIA EDGAR

June 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Eranga Dias
Erin Purnell
Beverly Singleton
Andrew Blume

Re: Xinxu Copper Industry Technology Ltd Amendment No. 1 to Registration Statement on Form F-1 Filed August 12, 2024 File No. 333-278407

Dear Mr. Dias,

Xinxu Copper Industry Technology Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 29, 2024, regarding Amendment No. 1 to Registration Statement on Form F-1 submitted to the Commission on August 12, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes in response to the Staff’s comments and some updates have been made in the Amendment No.2 to the Registration Statement on Form F-1 (the “Amendment No.2”), which is being filed with the Commission contemporaneously with the submission of this response letter.

Amendment No. 1 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six Months Ended December 31, 2023 and 2022, page 72

1.	We note that the vast majority of the 54% decline in your sales for the interim six month period ended December 31, 2023 was due to a decrease in the resale of copper material that was “primarily driven by...strategic adjustments in operation.” Please tell us and disclose in sufficient detail the reasons for the significant decline in your sales. Ensure that your disclosures address the specific strategic adjustments made to your business and the extent to which you expect the sales declines to continue going forward.

Response: We respectively advise the Staff that compared with the six months ended December 31, 2022, our revenue declined by approximately 54% during the six months ended December 31, 2023, primarily due to a significant reduction in sales volumes of copper materials, particularly electrolytic copper, which, despite its comparatively lower margins, accounted for a substantial portion of our total revenues for the six months ended December 31, 2023 and 2022. This decline led to an adjustment in our sales structure between January 2024, and June 2024, whereby we redirected our focus away from lower-margin products, such as electrolytic copper and traditional copper bars, toward higher-margin products, specifically soft and hard connection copper bars, which are widely used in electric vehicle battery packs. . In further response to the Staff’s comment, we have revised the disclosures in the “Prospectus Summary” section on page 1, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on pages 68 and 73, and the “Business” section on pages 81 and 86, of the Amendment No.2.

Unaudited Condensed Consolidated Statements of Income, page F-35

2.	We note that your statement of income for the six months ended December 31, 2023 does not sum appropriately and that certain amounts for such period do not agree to the corresponding consolidated column in the table on page 5 and the MD&A table and related narrative discussion on page 72. Please revise your filing to address all internal inconsistencies.

Response: We respectfully advise the Staff that we will revise and update the corresponding amounts in the “Unaudited Condensed Consolidated Statements of Income” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere, as applicable, for the unaudited financial statements related to the six months ended December 31, 2024 and 2023, which will be included in our next amendment to the registration statement on Form F-1.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinchun Cheng
Jinchun Cheng, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP